Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Voluntary Announcement

Global Registrational Phase III Study of Lisaftoclax for First-Line Treatment of HR-MDS Cleared by FDA and EMA

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that it has received clearance by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) to conduct GLORA-4 study (NCT06641414), a global registrational Phase III trial of Lisaftoclax (APG-2575), a proprietary Bcl-2 inhibitor, in combination with azacitidine (AZA), for the treatment of patients with newly diagnosed higher- risk myelodysplastic syndrome (HR-MDS). This marks the second registrational Phase III study of Lisaftoclax to receive clearance from both the FDA and EMA. The GLORA-4 study is simultaneously enrolling patients at participating centers in multiple countries, to accelerate the drug’s path to potential market authorization. As at the date of this announcement, Lisaftoclax is the only Bcl-2 inhibitor being advanced in a registrational Phase III trial in higher-risk MDS globally. This study, if positive, may potentially end the longstanding treatment gap in higher-risk MDS, marking yet another major milestone in the global clinical development of Lisaftoclax.

GLORA-4 is a multi-region, multi-center, randomized, double-blind Phase III trial designed to evaluate the efficacy and safety of Lisaftoclax in combination with AZA compared to placebo plus AZA in newly diagnosed adult patients with higher-risk MDS. The study was originally approved by the China CDE in 2024. Currently, the study is enrolling patients globally, with the first patients already enrolled in China and Europe. Guillermo Garcia-Manero, MD, Chair of the Department of Leukemia, The University of Texas MD Anderson Cancer Center (MDACC), and Prof. Xiaojun Huang, MD, an academician of the Chinese Academy of Engineering, director of the Institute of Hematology at Peking University, and director of the Department of Hematology at Peking University People’s Hospital, are global co-leading principal investigators of the study.

MDS is a myeloid clonal disease originating from hematopoietic stem cells with strongly age-correlated characteristics. Global epidemiological data of MDS show an exponential increase in incidence with age (22/100,000 in the population aged over 65 years), with a median age of diagnosis of 70 years1. More than 75% of patients with MDS present a complex disease profile that includes at least two comorbidities2. The primary risk of MDS is clonal evolution leading to progression to acute myeloid leukemia (AML), with 40%-60% of higher-risk patients (high/very high risk, as classified by IPSS-R) progressing to AML within five years3. These patients have a dismal prognosis and a median survival of less than six months4.

As the standard first-line therapy for higher-risk MDS, hypomethylating agents (HMAs) offer inadequate responses to treatment, with an overall response rate (ORR) of just 30-40%5, a complete response (CR) rate of 10-17%, and a median duration of response of 9-12 months6, 8. While allo-HSCT can offer a potential cure, it is limited by the median age of patients, complex disease profiles, common depletion of the hematopoietic stem cell reserve, and a transplantation-related mortality (TRM) rate of 25-35%. As a result, only 5-10% of eligible patients can receive transplantation7. The five-year survival rate of patients who are classified by the IPSS-R as high-risk remains at 16-24%8, highlighting an urgent unmet medical need for innovative therapies that can change the treatment paradigm.

Lisaftoclax is a proprietary, novel, orally administered Bcl-2 selective inhibitor being developed by Ascentage Pharma to treat the patients with malignancies by selectively blocking the anti-apoptotic protein Bcl-2 and restoring the normal apoptosis process in cancer cells. Lisaftoclax is already approved in China for adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors.

Previously, the Company released the clinical data of Lisaftoclax in combination with AZA in treatment-naïve (TN) MDS during the 2024 American Society of Hematology (ASH) Annual Meeting and the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting. These data showed an ORR of 75%, much higher than HMAs alone, which demonstrated the clinical benefit of the combination regimen. The combination also showed a favorable safety profile, with a low incidence of severe hematologic toxicities and neutropenia-related infections. In addition, the proportion of patients requiring dose adjustments was low and there were no treatment-related mortalities within 60 days9, 10.

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, August 18, 2025

As at the date of this announcement, the Board of Directors of the Company comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei and Dr. David Sidransky and Ms. Marina S. Bozilenko and Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note:	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

References:

1.	Ma X, et al. Epidemiology of myelodysplastic syndromes. Am J Hematol. 2022;97(3):354-362. doi:10.1002/ajh.26442

2.	Sekeres MA, et al. Comorbidities predict inferior survival in myelodysplastic syndromes. Br J Haematol. 2020;191(4):606-613. doi:10.1111/bjh.16987

3.	Zeidan AM, et al. Risk of acute myeloid leukemia transformation in higher-risk MDS. Blood Cancer J. 2021;11(2):32. doi:10.1038/s41408-021-00426-2

4.	Lindsley RC, et al. *Prognostic mutations in myelodysplastic syndromes after progression to AML. J Clin Oncol. 2017;35(15):1591-1597. doi:10.1200/JCO.2016.71.6715

5.	Fenaux P, et al. Azacitidine prolongs survival in higher-risk MDS. Lancet Oncol. 2009;10(3):223-232. doi:10.1016/S1470-2045(09)70003-8

6.	Silverman LR, et al. Randomized phase III study of azacitidine vs conventional care in higher-risk MDS. J Clin Oncol. 2011;29(18_suppl):6501. doi:10.1200/jco.2011.29.15_ suppl.6501

7.	Deeg HJ, et al. Allogeneic stem cell transplantation for MDS: outcomes in >60 years. Biol Blood Marrow Transplant. 2018;24(2):341-346. doi:10.1016/j.bbmt.2017.10.035

8.	Fenaux P, Mufti GJ, Hellstrom-Lindberg E, et al. International Vidaza High-Risk MDS Survival Study Group. Efficacy of azacitidine compared with that of conventional care regimens in the treatment of higher-risk myelodysplastic syndromes: a randomised, open-label, phase III study. Lancet Oncol. 2009 Mar;10(3):223-32. doi: 10.1016/ S1470-2045(09)70003-8.

9.	Lisaftoclax (APG-2575), a Novel BCL-2 Inhibitor, in Combination with Azacitidine in Treatment of Patients with Myelodysplastic Syndrome (MDS). ASH 2024;

10.	Phase 1b/2 Study of Lisaftoclax (APG-2575) Combined with Azacitidine (AZA) in Patients with Treatment-naïve(TN)or Prior Venetoclax(VEN)-exposed Myeloid Malignancies. ASCO 2025

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